SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  December, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Relevant Fact entitled "Telecomunicações de São Paulo S.A. - Telesp - Relevant Fact" dated on December 05, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Relevant Fact

December 05, 2007 (1 page)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – December 05, 2007) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), in accordance with CVM Instruction # 358 dated as of January 03, 2002, informs that, as a complement of the Relevant Facts published on October 29, 2006 and November 07, 2007, in which Telesp announced the signature of the Private Contract of Agreement for Convergence, Sale and Purchase of Businesses, Assets, Shares and other Interests (“Agreement”), celebrated on October 29, 2006 between Telesp and Abril Comunicações S.A., Tevecap S.A., TVA Sistema de Televisão S.A. and Rede Ajato S.A., having as consenting intervenient the societies Abril S.A., Navytree Participações Ltda., GTR Participações Ltda., Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A. and TVA Brasil Radioenlaces Ltda. (“Abril”), the following:

(i) The Telecommunication National Agency – ANATEL, according to the act 68444 published at the Official Gazette on November 19, 2007 declared achieved the conditions established through the act 66085 of July 18, 2007, approving the execution of the operation due to the Agreement; and

(ii) Telesp’s shareholders, at the Extraordinary General Shareholders’ Meeting held on November 23, 2007 homologated the Agreement, its attachments and amendments and approved the implementation of the operation and the sign of all necessary documents to complete the transaction.

To conclude, Telesp announces that, on December 03, 2007, each company completes the necessary acts to conclude the transaction according to the Agreement and its amendments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	December 06, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director